Exhibit 23.1
Consent of lndependent Registered Public Accounting Firm
The Board of Directors
Ambac Financial Group, Inc.:
We consent to the incorporation by reference in the registration statements No. 333-195898 on Form S-3 and No. 333-195913 and No. 333-245008 on Form S-8 of Ambac Financial Group, Inc. of our reports dated March 1, 2021, with respect to the consolidated balance sheets of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of total comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I, II and IV, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10‑K of Ambac Financial Group, Inc.

/s/ KPMG LLP

New York, New York
March 1, 2021